                                                            REGISTRATION NO. 33-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC  20549

                           -----------------------

                                   FORM S-4
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933

                           -----------------------

                          BELL ATLANTIC CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                                     4811                                    23-2259884
  (STATE OR OTHER JURISDICTION                     (PRIMARY STANDARD                           (I.R.S. EMPLOYER
       OF INCORPORATION OR                     INDUSTRIAL CLASSIFICATION                    IDENTIFICATION NUMBER)
          ORGANIZATION)                               CODE NUMBER)

                           -----------------------

                               1717 ARCH STREET
                       PHILADELPHIA, PENNSYLVANIA 19103
                                (215) 963-6000
 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                  REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                  ELLEN C. WOLF, VICE PRESIDENT - TREASURER
                          BELL ATLANTIC CORPORATION
                               1717 ARCH STREET
                       PHILADELPHIA, PENNSYLVANIA 19103
                                (215) 963-6800
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                            OF AGENT FOR SERVICE)

                           -----------------------

                 Please send copies of all communications to:

                P. ALAN BULLINER                            ROBERT HICKS
VICE PRESIDENT - CORPORATE SECRETARY AND COUNSEL          SOMMER & BARNARD
            BELL ATLANTIC CORPORATION                    4000 BANK ONE TOWER
                1717 ARCH STREET                         111 MONUMENT CIRCLE
        PHILADELPHIA, PENNSYLVANIA 19103            INDIANAPOLIS, INDIANA 46244

                           -----------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE: As soon as practicable after the effective date of this Registration Statement and the effective time of the merger (the "Merger") of a subsidiary of Bell Atlantic Corporation ("Bell Atlantic") and Howard W. Sams & Company ("Sams") as described in the Agreement and Plan of Merger dated as of August 30, 1995.

                           -----------------------

IF THE SECURITIES BEING REGISTERED ON THIS FORM ARE BEING OFFERED IN CONNECTION WITH THE FORMATION OF A HOLDING COMPANY AND THERE IS COMPLIANCE WITH GENERAL INSTRUCTION G, CHECK THE FOLLOWING BOX. ___

                       CALCULATION OF REGISTRATION FEE

===========================================================================================================================
                                                                 PROPOSED             PROPOSED
                                            AMOUNT                MAXIMUM             AGGREGATE            AMOUNT OF
  TITLE OF EACH CLASS OF SECURITIES          TO BE            OFFERING PRICE           MAXIMUM           REGISTRATION
          TO BE REGISTERED                REGISTERED             PER UNIT          OFFERING PRICE             FEE
- ---------------------------------------------------------------------------------------------------------------------------
 Common Stock, par value
 $1.00 per share                        150,000 shares              N/A             $1,429,405 *             $493
===========================================================================================================================

 * Estimated solely for the purpose of determining the registration fee, required by Section 6(b) of the Securities Act of 1933, as amended (the "Securities Act"), and calculated pursuant to Rule 457(f) under the Securities Act. There is no market for the securities to be received by the registrant in the transaction; as of July 30, 1995, the book value of such securities was $1,429,405.

                           -----------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                           BELL ATLANTIC CORPORATION

                             SHARES OF COMMON STOCK
                 TO BE ISSUED IN CONNECTION WITH THE MERGER OF
                          A WHOLLY OWNED SUBSIDIARY OF
                           BELL ATLANTIC CORPORATION
                     WITH AND INTO HOWARD W. SAMS & COMPANY

                           ----------------------------

        Cross-Reference Sheet Pursuant to Item 501(b) of Regulation S-K

Item of Form S-4                                                       Location or Caption in Prospectus
- ----------------                                                       ---------------------------------
A.  INFORMATION ABOUT THE TRANSACTION

    1.       Forepart of Registration Statement and Outside Front
             Cover Page of Prospectus   . . . . . . . . . . . . . .    Facing Page of the Registration Statement; Outside
                                                                       Front Cover of Prospectus

    2.       Inside Front and Outside Back Cover Pages of
             Prospectus   . . . . . . . . . . . . . . . . . . . . .    Inside Front Cover of Prospectus; Available
                                                                       Information; Incorporation of Certain Documents by
                                                                       Reference; Table of Contents

    3.       Risk Factors, Ratio of Earnings to Fixed Charges and
             Other Information  . . . . . . . . . . . . . . . . . .    Summary;  The Merger

    4.       Terms of the Transaction   . . . . . . . . . . . . . .    Summary; The Merger; Comparison of Rights of Holders
                                                                       of Sams Common Stock and Bell Atlantic Common Stock

    5.       Pro Forma Financial Information  . . . . . . . . . . .    Not Applicable

    6.       Material Contracts with the Company Being Acquired   .    Summary; The Merger

    7.       Additional Information Required for Reoffering by
             Persons and Parties Deemed to be Underwriters  . . . .    Not Applicable

    8.       Interests of Named Experts and Counsel   . . . . . . .    Independent Accountants; Legal Opinions

    9.       Disclosure of Commission Position on Indemnification
             for Securities Act Liabilities   . . . . . . . . . . .    Not Applicable

B.  INFORMATION ABOUT THE REGISTRANT

    10.      Information with Respect to S-3 Registrants  . . . . .    Available Information; Incorporation of Certain
                                                                       Documents by Reference

    11.      Incorporation of Certain Information by Reference ...     Available Information; Incorporation of Certain
                                                                       Documents by Reference

    12.      Information with Respect to S-2 or S-3 Registrants ..     Not Applicable

    13.      Incorporation of Certain Information by Reference ...     Not Applicable

    14.      Information with Respect to Registrants Other Than S-3
             or S-2 Registrants   . . . . . . . . . . . . . . . . .    Not Applicable

C.  INFORMATION ABOUT THE COMPANY BEING ACQUIRED

    15.      Information with Respect to S-3 Companies  . . . . . .    Not Applicable

    16.      Information with Respect to S-2 or S-3 Companies . . .    Not Applicable

    17.      Information with Respect to Companies Other Than S-3
             or S-2 Companies   . . . . . . . . . . . . . . . . . .    Howard W. Sams & Company

D.  VOTING AND MANAGEMENT INFORMATION

    18.      Information if Proxies, Consents or Authorizations are
             to be Solicited  . . . . . . . . . . . . . . . . . . .    Not Applicable

    19.      Information if Proxies, Consents or Authorizations are
             not to be Solicited or in an Exchange Offer  . . . . .    Summary; The Merger

                           BELL ATLANTIC CORPORATION

                                   PROSPECTUS

         This Prospectus is being furnished to the shareholders of Howard W. Sams & Company ("Sams"), an Indiana corporation, in connection with an Agreement and Plan of Merger by and among Sams, Damon C. Davis and Richard R. Hauser (Messrs. Davis and Hauser are sometimes referred to individually as a "Seller" and together as the "Sellers"), the sole shareholders of Sams, and Bell Atlantic Ventures XXIX, Inc. ("Purchaser"), dated as of August 30, 1995 (the "Merger Agreement"), pursuant to which Purchaser, a wholly-owned subsidiary of Bell Atlantic Corporation ("Bell Atlantic"), will be merged (the "Merger") with and into Sams. In the Merger, and on the terms contained in the Merger Agreement which are described in this Prospectus, all of the outstanding shares of the common stock, no par value, of Sams ("Sams Common Stock") will be converted, in accordance with the Merger Agreement, into the right to receive cash and shares of the common stock, par value $1.00 per share, of Bell Atlantic ("Bell Atlantic Common Stock") and rights (each, a "Right") issuable pursuant to the Rights Agreement dated as of March 28, 1989, as amended (the "Rights Agreement"), between Bell Atlantic and The Bank of New York.

         Bell Atlantic has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), registering a maximum of 150,000 shares of Bell Atlantic Common Stock which may be issued to the holders of Sams Common Stock pursuant to the Merger Agreement. All information herein with respect to Sams and the Sellers has been furnished by the Sellers. All information herein with respect to Bell Atlantic, Purchaser and their affiliates has been furnished by Bell Atlantic.

                             --------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
            EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             --------------------

               The date of this Prospectus is September 5, 1995.

                             AVAILABLE INFORMATION

         Bell Atlantic is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information filed by Bell Atlantic with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the SEC: 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Bell Atlantic Common Stock is listed on the New York Stock Exchange ("NYSE"), as well as the Philadelphia, Boston, Chicago and Pacific Stock Exchanges. Copies of reports, proxy statements and other information concerning Bell Atlantic also may be inspected at the offices of the NYSE at 20 Broad Street, 18th Floor, New York, New York 10005, as well as at the offices of such other stock exchanges.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by Bell Atlantic with the SEC pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus:

         (1) Bell Atlantic's Annual Report on Form 10-K for the fiscal year ended December 31, 1994;

         (2) Bell Atlantic's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995; and

         (3) Bell Atlantic's Current Reports on Form 8-K dated January 23, 1995, April 20, 1995, and July 20, 1995.

         Bell Atlantic will provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Such requests should be directed to Bell Atlantic Corporation, Shareowner Services, 1717 Arch Street, 31st Floor, Philadelphia, Pennsylvania 19103 (telephone 215-963-6065).

         All documents filed by Bell Atlantic pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the Effective Time of the Merger shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing thereof. Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                               TABLE OF CONTENTS


AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     2

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     2

SUMMARY   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     5

         The Parties  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     5
         The Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     5
         Tax Consequences . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     6
         Regulatory Requirements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     6
         Selected Financial Data of Bell Atlantic . . . . . . . . . . . . . . . . . . . . . . . . . . . .     6
         Market for Common Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     7

HOWARD W. SAMS & COMPANY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     7

THE MERGER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     8

         Introduction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     8
         Background of the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     8
         Basic Terms of Merger Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     8

                 Conversion of Sams Common Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     8
                 Schedule of Release of Merger Consideration; Adjustments to Merger Consideration.  . . .     9
                 Exchange Procedure . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    10
                 Effective Time . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    10
                 Representations and Warranties . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    10
                 Certain Covenants of Sams  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    10
                 Limitations on Other Proposals or Offers . . . . . . . . . . . . . . . . . . . . . . . .    11
                 Conditions to Consummation of the Merger . . . . . . . . . . . . . . . . . . . . . . . .    11
                 Modification or Amendment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    12
                 Termination of the Merger Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . .    12

         Resale of Bell Atlantic Common Stock by Sellers  . . . . . . . . . . . . . . . . . . . . . . . .    12
         Certain Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    12

COMPARISON OF RIGHTS OF HOLDERS OF SAMS COMMON STOCK AND
BELL ATLANTIC COMMON STOCK  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    13

         Authorized Shares of Capital Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    13
         Voting Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    14
         Dividends and Other Distributions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    14

         Indemnification and Limitations on Directors' and Officers' Liability  . . . . . . . . . . . . .    14
         Rights Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    15
LEGAL OPINIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    15

INDEPENDENT ACCOUNTANTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    15


NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY BELL ATLANTIC OR SAMS. NEITHER THE DELIVERY HEREOF NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS HEREIN SET FORTH OR INCORPORATED HEREIN SINCE THE DATE HEREOF OR SINCE THE DATE OF ANY DOCUMENT INCORPORATED HEREIN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

                                    SUMMARY

THE PARTIES

         Bell Atlantic Ventures XXIX, Inc. Bell Atlantic Ventures XXIX, Inc. ("Purchaser") is an Indiana corporation and a wholly-owned subsidiary of Bell Atlantic Corporation ("Bell Atlantic") that was formed to effectuate the Merger. Purchaser has not engaged in any business or operations other than in connection with effectuating the Merger.

         Howard W. Sams & Company. Howard W. Sams & Company ("Sams") is an Indiana corporation primarily engaged in database publishing, technical service information publishing and book publishing.

         Damon C. Davis and Richard R. Hauser. Messrs. Davis and Hauser (individually a "Seller" and together, the "Sellers") are the sole shareholders of Sams. Each of the Sellers owns 50% of the issued and outstanding capital stock of Sams. Mr. Davis is the Chairman of the Board of Sams, and Mr. Hauser is the President of Sams. Each Seller is a party to the Merger Agreement and has given all requisite approvals of the Merger Agreement and the Merger as a shareholder under Indiana corporate law.

THE MERGER

         The Merger Agreement provides that, subject to the satisfaction or waiver of certain terms and conditions, Purchaser will be merged with and into Sams and the Sellers, as the sole shareholders of Sams Common Stock immediately prior to the effective time of the Merger, will be entitled to receive for each share of Sams Common Stock a specified amount of cash calculated as set forth in the Merger Agreement and a number, calculated in accordance with an Exchange Ratio as defined in the Merger Agreement and described therein, of shares of Bell Atlantic Common Stock, together with the same number of Rights issuable pursuant to the Rights Agreement (provided that, in lieu of any fractional share and Right, Seller will be entitled to receive a cash payment). See "THE MERGER - Basic Terms of Merger Agreement - Conversion of Sams Common Stock". The parties to the Merger Agreement currently expect that the closing of the Merger (the "Closing") will occur during September 1995.

         The total consideration payable to the Sellers in connection with the Merger (the "Merger Consideration"), payable in the form of cash and shares of Bell Atlantic Common Stock and Rights, will be $6,428,500, subject to certain adjustments as described herein. The Merger Consideration is payable in two installments. The first installment, comprising all of the Merger Consideration other than $50,000 in cash, is to be delivered at Closing. The second installment, comprising $50,000 in cash, subject to certain offsets, will be delivered upon determination of the Purchase Price Adjustment as provided in the Merger Agreement. The amount of cash and number of shares of Bell Atlantic Common Stock into which each share of Sams Common Stock will be converted will be calculated based on the aggregate amount of the Merger Consideration (as it may be adjusted), the number of outstanding shares of Sams Common Stock as of the Closing, and the market price of Bell Atlantic Common Stock as of a period prior to the Closing. See "THE MERGER - Basic Terms of Merger Agreement - Conversion of Sams Common Stock".

TAX CONSEQUENCES

         The Sellers have retained counsel to advise them as to the tax consequences of the Merger.

SELECTED FINANCIAL DATA OF BELL ATLANTIC

         The selected financial data of Bell Atlantic set forth below should be read in conjunction with the audited financial statements contained in Bell Atlantic's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and with the unaudited financial statements contained in Bell Atlantic's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, which are incorporated by reference in this Prospectus.


                                             At or for the
                                            Six Months Ended
                                                 June 30,                           At or for the Year Ended December 31,
                                      ----------------------------  --------------------------------------------------------------

                                           1995           1994          1994(a)       1993(b)      1992       1991(c)       1990
                                           ----           ----          -------       -------      ----       -------       ----
                                                             (Dollars in millions, except per share amounts)
 Operating revenues  . . . . . . .       $7,014.2      $6,849.6       $13,791.4   $13,145.6   $12,836.0   $12,659.7    $12,649.8

 Operating income  . . . . . . . .        1,674.5       1,546.3         2,804.6     2,797.6     2,506.2     2,525.3      2,614.3

 Income before extraordinary items
 and cumulative effect of changes
 in accounting principles  . . . .          861.6         811.3         1,401.9     1,481.6     1,382.2     1,229.9      1,230.5


 Net income (loss) . . . . . . . .          861.6         804.6          (754.8)    1,403.4     1,340.6      (324.4)     1,230.5

 Income before extraordinary items
 and cumulative effect of changes
 in accounting principles per
 common share  . . . . . . . . . .            1.97          1.86            3.21        3.39        3.23        2.91         2.92

 Net income (loss) per common
 share . . . . . . . . . . . . . .            1.97          1.84           (1.73)       3.22        3.13        (.72)        2.92


 Cash dividends declared per
 common share  . . . . . . . . . .            1.40          1.38            2.76        2.68        2.60        2.52         2.36

 Total assets  . . . . . . . . . .       24,819.9      28,685.6        24,271.8    29,544.2    28,099.5    28,305.8     28,391.8

 Long-term debt  . . . . . . . . .        6,743.2       6,993.2         6,805.7     7,206.2     7,348.2     7,984.0      8,928.5


 Book value per common share . . .           14.46         19.47           13.94       18.85       18.00       17.12        19.96


NOTES TO BELL ATLANTIC CORPORATION SELECTED FINANCIAL DATA

(a) 1994 includes an extraordinary charge for the discontinuation of regulatory accounting principles at the telephone subsidiaries (effective August 1, 1994).

(b) 1993 includes the adoption of changes in accounting for income taxes and postemployment benefits.

(c) 1991 includes the adoption of a change in accounting for postretirement benefits other than pensions.

MARKET FOR COMMON STOCK

         The principal market for trading in Bell Atlantic Common Stock is the New York Stock Exchange. Bell Atlantic Common Stock is also listed in the United States on the Boston, Chicago, Pacific and Philadelphia stock exchanges. As of June 30 1995, there were 965,305 shareowners of record.

         High and low stock prices, as reported on the New York Stock Exchange tape of composite transactions, and dividend data are as follows:

                                                                                             CASH
                                                                  MARKET PRICE             DIVIDENDS
                                                             HIGH              LOW         DECLARED
                                                             ----              ---         --------
 1995:      First Quarter . . . . . . . . . . . . .            $55 3/4        $48 3/8        $.70
            Second Quarter  . . . . . . . . . . . .             58 7/8         52             .70

 1994:      First Quarter . . . . . . . . . . . . .            $59 5/8        $51            $.69
            Second Quarter  . . . . . . . . . . . .             56 3/4         49             .69
            Third Quarter . . . . . . . . . . . . .             58 3/8         52 1/4         .69
            Fourth Quarter  . . . . . . . . . . . .             53 1/4         48 3/8         .69

 1993:      First Quarter . . . . . . . . . . . . .            $56 3/4        $49 5/8        $.67
            Second Quarter  . . . . . . . . . . . .             59 3/8         50 3/4         .67
            Third Quarter . . . . . . . . . . . . .             64 7/8         55 5/8         .67
            Fourth Quarter  . . . . . . . . . . . .             69 1/8         57             .67

 1992:      First Quarter . . . . . . . . . . . . .            $49            $41 1/4        $.65
            Second Quarter  . . . . . . . . . . . .             45             40 1/4         .65
            Third Quarter . . . . . . . . . . . . .             49 3/4         44 1/4         .65
            Fourth Quarter  . . . . . . . . . . . .             53 7/8         44 1/2         .65

         There is no established public trading market for Sams Common Stock. All of the outstanding Sams Common Stock is held by Damon C. Davis and Richard
R. Hauser.  Sams has never paid any cash dividends.

                            HOWARD W. SAMS & COMPANY

         Howard W. Sams & Company ("Sams") was incorporated in Indiana in December 1989. Sams was formed to acquire certain publishing assets of Macmillan, Inc. Sams has no subsidiaries.

         The primary business of Sams consists of database publishing, technical service information publishing and book publishing.

         The principal offices of Sams are located at 2647 Waterfront Parkway East Drive, Indianapolis, Indiana 46214, and its telephone number is (317) 298-5400.

         The registrant has concluded that it is impracticable to furnish the financial information regarding Sams that is called for pursuant to Item 17 of Form S-4.

                                   THE MERGER

INTRODUCTION

         THE MERGER AGREEMENT PROVIDES FOR THE MERGER OF PURCHASER, A WHOLLY-OWNED SUBSIDIARY OF BELL ATLANTIC, WITH AND INTO SAMS. SET FORTH BELOW, AMONG OTHER THINGS, IS A DESCRIPTION OF THE MATERIAL TERMS OF THE MERGER AGREEMENT. SUCH DESCRIPTION DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE TEXT OF THE MERGER AGREEMENT.

         The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, including but not limited to the receipt of all necessary third-party approvals, Purchaser will be merged with and into Sams. See "Basic Terms of Merger Agreement - Conditions to Consummation of Merger" below. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Sellers will be entitled to receive cash and shares of Bell Atlantic Common Stock, together with Rights, in exchange for their Sams Common Stock. See "Basic Terms of Merger Agreement - Conversion of Sams Common Stock" below.

BACKGROUND OF THE MERGER

         On July 18, 1995, the Sellers, Sams and an indirect, wholly-owned subsidiary of Bell Atlantic executed a non-binding letter of intent which provided for, among other things, the negotiation and execution of definitive documents for the merger of Sams and a subsidiary of Bell Atlantic. After negotiations, the Sellers, Sams and Purchaser executed an Agreement and Plan of Merger dated as of August 30, 1995 (the "Merger Agreement"). The Merger Agreement and the Merger were approved by the Board of Directors of Sams and by the Sellers as the sole shareholders of Sams, and by the Board of Directors of Purchaser and by Bell Atlantic as sole shareholder of Purchaser.

BASIC TERMS OF MERGER AGREEMENT

         Conversion of Sams Common Stock. At the Effective Time (see "Effective Time" below), each outstanding share of Sams Common Stock will be converted into the right to receive cash and a number of shares of Bell Atlantic Common Stock, together with the same number of Rights. For a description of the Rights, see "COMPARISON OF RIGHTS OF HOLDERS OF SAMS COMMON STOCK AND BELL ATLANTIC COMMON STOCK--Rights Agreement".

         The total Purchase Price (as defined in Section 2.1(a) of the Merger Agreement) into which the outstanding shares of Sams Common Stock will be converted will be $6,428,500 less an adjustment (the "Purchase Price Adjustment") for (i) the amount by which Sams' Indebtedness (as defined in
Section 2.1(c) of the Merger Agreement) as of the closing date of the Merger (the "Closing Date") exceeds $1,821,500, (ii) the amount of any indebtedness outstanding on the Closing Date from Sams to either Seller or his relatives, and (iii) the amount by which Sams' Working Capital (as defined in Section 2.1(d) of the Merger Agreement) as of the Closing Date is less than $2,600,000. Of the Purchase Price, the lesser of (i) $1,000,000 and (ii) 16% of the total Purchase Price, will be paid in cash, and the balance will be paid in the form of Bell Atlantic Common Stock. The exact number of shares of Bell Atlantic Common Stock to be received by Seller, and the number of shares of Bell Atlantic Common Stock into which each share of Sams Common Stock will be converted, will be determined as of the Closing Date based upon an Exchange Ratio (as defined in and determined in accordance with Section 2.2(b) of the Merger Agreement). The Exchange Ratio will be based upon a fraction, the numerator of which is the Conversion Amount per share of Sams Common Stock (as defined in and determined in accordance with Section 2.2(b) of the Merger Agreement) and the denominator of which is the BAC Conversion Price (as defined in and determined in accordance with Section 2.2(b) of the Merger Agreement). The Exchange Ratio is subject to changes in the Conversion Amount and the BAC Conversion Price.

         The BAC Conversion Price (as defined in and determined in accordance with Section 2.2(b) of the Merger Agreement) will be equal to the closing price of Bell Atlantic Common Stock as reported on the NYSE Composite Tape for the ten trading days ending on the fifth trading day prior to the Closing Date. Market fluctuations in the price of Bell Atlantic Common Stock will affect the Exchange Ratio applicable to Sams Common Stock. The closing price for Bell Atlantic Common Stock on September 1, 1995, was $58-7/8.

         THE BAC CONVERSION PRICE MAY BE MORE OR LESS THAN THE ACTUAL MARKET PRICE OF BELL ATLANTIC COMMON STOCK AT THE EFFECTIVE TIME, AND ON THE DAY ON WHICH CERTIFICATES FOR SHARES OF BELL ATLANTIC COMMON STOCK ARE SENT TO SELLER.

         Assuming for illustration purposes only that the Conversion Amount will be $92.00, variations in the BAC Conversion Price will proportionately affect the Exchange Ratio that will determine the number of shares of Bell Atlantic Common Stock issuable in exchange for a share of Sams Common Stock upon consummation of the Merger as illustrated by the following table:

                                                                        Exchange Ratio for
              Assumed                       Assumed BAC             Bell Atlantic Common Stock
         Conversion Amount               Conversion Price                 per Sams Share
         -----------------               ----------------                 --------------
               $92.00                        $55.00                       1.6729 shares
               $92.00                        $58.00                       1.5864 shares
               $92.00                        $61.00                       1.5083 shares

         No fractional share of Bell Atlantic Common Stock and no fractional Right will be issued in the Merger. Instead, to the extent that a Seller would otherwise be entitled to receive a fractional share of Bell Atlantic Common Stock and a fractional Right, such Seller will be paid an amount of cash, without interest, equal to such fraction of a share of Bell Atlantic Common Stock, multiplied by the BAC Conversion Price.

         Schedule of Release of Merger Consideration; Adjustments to Merger Consideration. The Merger Consideration will be delivered to the Sellers as follows (subject to the adjustments described below): On the Closing Date, in return for delivery of the Sams Common Stock, the Sellers will receive, in the aggregate, all of the Bell Atlantic Common Stock portion, and all but $50,000 of the cash portion. The balance of the Merger Consideration will be delivered to the Sellers at such time as the Purchase Price

Adjustment has been finally determined. The portion of the Merger Consideration to be delivered following the Closing Date shall be reduced or increased, as applicable, on a dollar-for-dollar basis for any amount by which the Purchase Price Adjustment exceeds or is less than, respectively, the estimated amount thereof used for purposes of determining the amount of Merger Consideration on the Closing Date, and shall be further reduced on a dollar-for-dollar basis for claims by Purchaser against the Sellers for indemnification for breaches of representations and warranties or for failure to comply with covenants as provided for in the Merger Agreement.

         Exchange Procedure. At the Effective Time, each Seller will surrender all certificates representing the outstanding shares of Sams' outstanding Common Stock for payment therefor and conversion thereof. Upon the surrender of such certificates, Purchaser will deliver the first installment of cash and the certificates evidencing shares of Bell Atlantic Common Stock, all in accordance with instructions provided by such Seller.

         Until such shares of Sams Common Stock are surrendered, each certificate for Sams Common Stock that immediately prior to the Effective Time represented shares of Sams Common Stock shall be deemed at and after the Effective Time to represent only the right to receive, upon such surrender, the Merger Consideration payable with respect to such shares. A Seller will not be entitled to receive any dividend or distribution payable to holders of Bell Atlantic Common Stock declared with a record date after the Effective Time, or to exercise any voting rights with respect to Bell Atlantic Common Stock to be issued as Merger Consideration, or to receive certificates representing shares of Bell Atlantic Common Stock, until such Seller's certificates for Sams Common Stock have been surrendered in accordance with the procedures set forth in the Merger Agreement.

         Effective Time. The Merger will be consummated five business days after all conditions to the consummation of the Merger set forth in the Merger Agreement are satisfied or, to the extent permitted by law, waived, or on such other date as mutually agreed by Purchaser and the Sellers. See "Conditions to Consummation of the Merger" below. The Effective Time will occur on the filing of the Articles of Merger with the Indiana Secretary of State.

         Representations and Warranties. Sams, the Sellers and Purchaser have made a number of representations and warranties in the Merger Agreement with respect to, among other things, their organization and good standing, and their authorization and authority to enter into and perform their respective obligations under the Merger Agreement. The Sellers and Sams also have made representations and warranties in the Merger Agreement with respect to Sams' business and operations, including but not limited to the status of certain governmental licenses, material contracts, title to and condition of property, environmental matters, tax matters, contracts, litigation, capitalization, ownership of Sams Common Stock, conduct of business, the accuracy in all material respects of the information provided by them in this Prospectus, and the accuracy of Sams' financial statements.

         Certain Covenants of Sams. The Sellers and Sams have agreed that, during the period prior to the Effective Time (except as expressly permitted by the Merger Agreement or to the extent that Purchaser shall otherwise agree), Sams will carry on its business in the ordinary course consistent with past practice; will take all action necessary to comply with and maintain all governmental licenses used or held in connection with its business and otherwise preserve its rights to conduct its business; and will use its best efforts to preserve intact its business organization and maintain its existing relations with customers, suppliers, employees and business associates. In addition, Sams has agreed that, during the period prior to the Effective Time, Sams will not (except as expressly permitted by the Merger Agreement or to the extent that Purchaser shall otherwise consent): (a) take any action which would cause the representations and warranties made by the Sellers and Sams to become untrue; or (b) declare, pay or set aside for payment any dividend or other distribution in respect of its capital stock.

         Limitations on Other Proposals or Offers. Sams and the Sellers have agreed not to, and not to permit any director, officer, agent or affiliate of Sams to, directly or indirectly, sell, agree to sell, solicit inquiries or proposals or furnish any non-public information with respect to, or participate in any negotiations or discussions concerning any acquisition or purchase of, all or a substantial portion of the business or the assets of, or any equity interest in, Sams, or any business combination with Sams. The Merger Agreement requires Sams and the Sellers to advise Purchaser immediately if Sams receives such an offer or inquiry.

         Conditions to Consummation of the Merger. The respective obligations of each of Purchaser, the Sellers and Sams to consummate the Merger are subject to the satisfaction at or prior to the Closing Date of certain conditions, any one or more of which may be waived in whole or in part by the party entitled to the benefit thereof, to the extent permitted by law, including that the registration statement filed with the SEC with respect to the shares of Bell Atlantic Common Stock to be issued in the Merger shall have become effective and no stop order suspending the effectiveness of such registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

         The obligation of Purchaser to consummate the Merger also is subject to the satisfaction of certain additional conditions, including the following, unless waived by Purchaser, to the extent permitted by law: (a) the representations and warranties of Sams and the Sellers contained in the Merger Agreement shall have been true on the date of the Merger and shall be true and correct in all material respects at and as of the Closing with the same force and effect as though the same had been made at and as of the Closing; (b) the obligations of Sams and the Sellers under the Merger Agreement required to be performed by Sams or the Sellers at or prior to the Closing shall have been duly performed in all respects; (c) there shall not be any suit, action or other proceeding, or injunction or final judgment relating thereto, pending or threatened to restrain or prohibit or to obtain damages or other relief in connection with any of the transactions contemplated by the Merger Agreement, and no investigation that might result in any such suit, action or proceeding shall be pending or threatened; (d) all governmental consents and governmental filings and all other consents or approvals of any other person determined to be required to permit the consummation of the transactions contemplated by the Merger Agreement shall have been obtained or made; and (e) each Seller shall have entered into an Employment Agreement in the form attached as Exhibit
5.1.10 to the Merger Agreement.

         The obligations of Sams and the Sellers to consummate the Merger also are subject to the satisfaction of certain additional conditions, including the following, unless waived by the Sellers, to the extent permitted by law: (a) the representations and warranties of Purchaser contained in the Merger Agreement shall have been true when made and shall be true and correct in all material respects at and as of the Closing with the same force and effect as though the same had been made at and as of the Closing, and the obligations of Purchaser under the Merger Agreement required to be performed by it at or prior to the Closing shall have been duly performed in all material respects; and (b) all governmental consents and governmental filings required to permit the consummation of the transactions contemplated by the Merger Agreement shall have been obtained or made.

         The conditions to be satisfied before the parties will be obligated to consummate the Merger are set forth in Article 5 of the Merger Agreement. Any provision of the Merger Agreement may be waived at any time, to the extent permitted by law, by the party entitled to the benefits of the provision.

         Modification or Amendment. The Merger Agreement may not be modified or amended except by a written agreement executed on behalf of Purchaser, the Sellers and Sams.

         Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the filing of the Articles of Merger with the Indiana Secretary of State: (a) by mutual consent of Purchaser and the Sellers; or (b) by Purchaser or by either Seller if: (i) the Merger is not consummated by September 30, 1995 through no fault of the terminating party or its (and, in the case of a Seller, Sams') directors, officers or shareholders; or (ii) the other party has failed to comply in any material respect with any of the covenants or agreements contained in the Merger Agreement to be complied with or performed by it at or prior to the Closing Date and such failure has not been cured within 20 business days after receipt of notice thereof or the representations and warranties made by such other party were materially incorrect when or become materially incorrect prior to Closing.

RESALE OF BELL ATLANTIC COMMON STOCK BY SELLERS

         The shares of Bell Atlantic Common Stock to be issued to Seller in the Merger have been registered under the Securities Act. Since each Seller owns 50% of the outstanding Common Stock of Sams and is an executive officer of Sams, each Seller is considered to be an "affiliate" of Sams, as that term is used in Rule 145 under the Securities Act ("Rule 145"). Rule 145 imposes certain restrictions on the transfer of shares received by an affiliate in a merger. Rule 145 also provides certain conditions under which a Seller, as an affiliate of Sams, would nevertheless be permitted to resell the Bell Atlantic shares he is to receive in the Merger without being deemed an underwriter. As a condition to the consummation of the Merger, each Seller will be required to deliver a letter under which such Seller agrees not to dispose of such Bell Atlantic shares except in accordance with the applicable provisions of Rule 145.

CERTAIN FEES AND EXPENSES

         If the Merger Agreement is terminated by Purchaser under the termination provisions of Section 8.1(a)(ii) of the Merger Agreement, then the Sellers and Sams will be jointly and severally liable to Purchaser for all of Purchaser's costs and expenses incurred in connection with the Merger Agreement. If the Merger Agreement is terminated by either Seller under the termination provisions of Section 8.1(a)(iii) of the Merger Agreement, then Purchaser will be liable to the Sellers and Sams for all of their costs and expenses incurred in connection with the Merger Agreement. See "Termination of the Merger Agreement" under "THE MERGER--Basic Terms of the Merger Agreement" above.

         Except as set forth above, each of the parties to the Merger Agreement will pay its own expenses in connection with the Merger Agreement.

                       COMPARISON OF RIGHTS OF HOLDERS OF
                             SAMS COMMON STOCK AND
                           BELL ATLANTIC COMMON STOCK

         Following consummation of the Merger and the surrender of certificates representing shares of Sams Common Stock, Sams' shareholders will become shareholders of Bell Atlantic. The following is a summary discussion of the most significant differences in the rights of holders of Sams Common Stock and Bell Atlantic Common Stock. These differences arise from the various provisions of the corporation laws of the states under which Sams and Bell Atlantic are organized (Indiana and Delaware, respectively), and from the various provisions of the respective certificates of incorporation and By-laws of Sams and Bell Atlantic and from the Rights Agreement. This summary is not intended to be complete and is qualified in its entirety by reference to the certificate of incorporation and By-laws of each of Sams and Bell Atlantic and to the Rights Agreement.

AUTHORIZED SHARES OF CAPITAL STOCK

         The Certificate of Incorporation of Bell Atlantic authorizes the issuance of 1.5 billion shares of Bell Atlantic Common Stock, 12.5 million shares of series preferred stock, par value $1.00 per share (the "Bell Atlantic Series Preferred Stock"), and 12.5 million shares of series preference stock, par value $1.00 per share (the "Bell Atlantic Series Preference Stock"). The Board of Directors is authorized to provide for the issuance of the Bell Atlantic Series Preferred Stock or Bell Atlantic Series Preference Stock from time to time in series and, as to each series, to fix the number of shares in such series and the voting, dividend, redemption liquidation, retirement and conversion provisions applicable to the shares of such series. Pursuant to this authority, on March 28, 1989, in conjunction with its execution of the Rights Agreement (see "Rights Agreement" below), the Board of Directors of Bell Atlantic created a series of Bell Atlantic Series Preference Stock, designated as Series A Junior Participating Preference Stock, par value $1.00 per share (the "Series A Junior Participating Preference Stock"), comprising 5 million shares of such Series A Junior Participating Preference Stock.

         As of June 30, 1995, approximately 437,600,000 shares of Bell Atlantic Common Stock were issued and outstanding. As of such date, no shares of Bell Atlantic Series Preferred Stock, Bell Atlantic Series Preference Stock or Series A Junior Participating Preference Stock were issued and outstanding and Bell Atlantic has no plans to issue any shares of Bell Atlantic Series Preferred Stock, Bell Atlantic Series Preference Stock or Series A Junior Participating Preference Stock as of the date of this Prospectus.

         The Certificate of Incorporation of Sams authorizes its Board of Directors to issue 20,000,000 shares of Sams Common Stock and 10,000 Preferred Shares. As of June 30, 1995, there were 59,000 shares of Sams Common Stock outstanding, 29,500 of which were owned by Damon C. Davis, Chairman of the Board of Sams and 29,500 of which were owned by Richard R. Hauser, President of Sams. No other shares of Sams Common Stock or Sams Preferred Shares are outstanding, and Sams Common Stock is not publicly traded.

VOTING RIGHTS

         Holders of Bell Atlantic Common Stock have one vote per share on all matters submitted to a vote of the stockholders of Bell Atlantic and do not have the right to cumulate votes.

         Holders of Sams Common Stock are entitled to one vote per share on all matters requiring shareholder action and do not have cumulative voting rights for the election of directors. The holders of Sams Common Stock have no preemptive or other subscription or conversion rights, and there are no redemption or sinking fund provisions applicable thereto. All issued and outstanding shares of Sams Common Stock are fully paid and nonassessable.

DIVIDENDS AND OTHER DISTRIBUTIONS

         The holders of Bell Atlantic Common Stock are entitled to receive, from funds legally available for the payment thereof, dividends when and as declared by resolution of the Board of Directors. See "SUMMARY - Market for Common Stock".

         Holders of Sams Common Stock are entitled to receive dividends when and as declared by the Board of Directors. In the event of the liquidation, dissolution, distribution of assets or winding up of Sams, the holders of Sams Common Stock are entitled to share pro rata in the assets remaining after creditors have been paid. Sams has not paid any dividends on Sams Common Stock and has no present intention of doing so. Certain commercial loan agreements to which Sams is a party restrict or prohibit the payment of dividends on Sams Common Stock.

INDEMNIFICATION AND LIMITATIONS ON DIRECTORS' AND OFFICERS' LIABILITY

         The Certificate of Incorporation of Bell Atlantic provides that, to the fullest extent provided by the Delaware General Corporation Law (the "DGCL"), a director of such corporation will not be liable for monetary damages to such corporation or its stockholders for breach of fiduciary duty. The DGCL provides that a corporation may limit or eliminate a director's or officer's personal liability for monetary damages to the corporation or its shareholders except for liability (i) for any breach of the director's or officer's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of Section 174 of the DGCL, or (iv) for any transaction from which the director or officer derived an improper personal benefit.

         The By-laws of Bell Atlantic provide for indemnification under certain circumstances of an officer or director who was or is a party or is threatened to be made a party to any pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person was an officer or director of Bell Atlantic. Such indemnification includes expenses incurred in the successful defense of any such action, suit or proceeding.

         Chapter 37 of the Indiana Business Corporation Law grants to each Indiana corporation broad powers to indemnify directors, officers, employees or agents against expenses incurred in certain proceedings if the conduct in question was found to be in good faith and was reasonably believed to be in the corporation's best interest. This statute provides, however, that this indemnification should not be deemed exclusive of any other indemnification rights provided by the articles of incorporation, by-laws, resolution or other authorization adopted by majority vote of the voting shares then issued and outstanding. The Code of By-Laws of Sams contains certain provisions requiring indemnification of directors whose conduct is not found to have constituted willful misconduct or recklessness.

RIGHTS AGREEMENT

         On March 28, 1989, the Board of Directors of Bell Atlantic declared a dividend distribution of one Right for each outstanding share of Bell Atlantic Common Stock to stockholders of record at the close of business on April 10, 1989. Subject to exceptions set forth in the Rights Agreement, each Right, when exercisable, entitles the registered holder to purchase from Bell Atlantic one one-hundredth of a share of Series A Junior Participating Preference Stock at a price of $250 per one one-hundredth share, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

                                 LEGAL OPINIONS

         The validity of the Bell Atlantic Common Stock to be issued in the Merger has been passed upon for Bell Atlantic by P. Alan Bulliner, Vice President-Corporate Secretary and Counsel of Bell Atlantic. As of June 30, 1995, Mr. Bulliner owned beneficially and had options to acquire 20,870 shares of Bell Atlantic Common Stock.

                            INDEPENDENT ACCOUNTANTS

         The consolidated financial statements and consolidated financial statement schedule of Bell Atlantic and its subsidiaries included in Bell Atlantic's Annual Report on Form 10-K for the year ended December 31, 1994, have been incorporated by reference herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS



ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the Delaware General Corporation Law provides for the indemnification of directors and officers under certain circumstances. Generally such persons must have acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, such person must also have had no reasonable cause to believe his conduct was unlawful. In any proceeding by or in the right of the corporation, no such indemnification may be made if such person shall have been adjudged to have been liable to the corporation, unless, and only to the extent, the court in which the proceeding was brought, or the Delaware Court of Chancery, orders such indemnification. When the director or officer successfully defends any such civil or criminal proceeding, indemnification is required. Bell Atlantic's By-Laws provide for indemnification of Bell Atlantic's officers and directors to the extent permitted by the Delaware General Corporation Law.

         The directors and officers of Bell Atlantic are insured against certain liabilities, including certain liabilities arising under the Securities Act of 1933, which might be incurred by them in such capacities and against which they cannot be indemnified by Bell Atlantic. Such insurance is in addition to rights of directors and officers to indemnification by Bell Atlantic.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibits

      The following exhibits are filed as part of this Registration Statement.

EXHIBIT
NUMBER

  2 Agreement and Plan of Merger dated as of August 30, 1995, among a subsidiary of the registrant, Damon C. Davis, Richard R. Hauser, and Howard W. Sams & Company.

  5 Opinion of P. Alan Bulliner, Vice President-Corporate Secretary and Counsel of the registrant, as to the legality of the securities being registered.

 23.1      Consent of Coopers & Lybrand L.L.P., Independent Public Accountants.

 23.2 Consent of P. Alan Bulliner, Vice President-Corporate Secretary and Counsel is contained in the opinion of counsel filed as Exhibit 5.

 24 Powers of Attorney executed by officers and directors who signed this registration statement.

ITEM 22. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(a) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(c) That every prospectus (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of
Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(e) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(g) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 15 (other than the insurance policies referred to therein), or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on the 5th day of September, 1995.

                          BELL ATLANTIC CORPORATION



                       By: /s/ William O. Albertini
                          -----------------------------------------------------
                          William O. Albertini
                          (Executive Vice President and Chief Financial Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment thereto has been signed below by the following persons in the capacities and on the date indicated.

PRINCIPAL EXECUTIVE OFFICER:

Raymond W. Smith
Chairman and Chief Executive Officer


PRINCIPAL FINANCIAL OFFICER:

William O. Albertini
Executive Vice President and Chief Financial
Officer


PRINCIPAL ACCOUNTING OFFICER:

Barbara L. Connor
Vice President - Finance and Controller


DIRECTORS:                                   By: /s/ William O. Albertini
                                                --------------------------
              William W. Adams                      (William O. Albertini,
              William O. Albertini                  individually and
              Lawrence T. Babbio, Jr.               as attorney-in-fact)
              Thomas E. Bolger
              Frank C. Carlucci                     September 5, 1995
              William G. Copeland
              James G. Cullen
              James H. Gilliam, Jr.
              Thomas H. Kean
              John C. Marous, Jr.
              John F. Maypole
              Joseph Neubauer
              Thomas H. O'Brien
              Rozanne L. Ridgway
              Raymond W. Smith
              Shirley Young






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